EXHIBIT 20
                                                                    PAGE 1 OF 4

FOR IMMEDIATE RELEASE

                                                 FOR MORE INFORMATION:
                                                 MEDIA INQUIRIES:
                                                 WENDY WATKINS:  (301) 380-7903
                                                 INVESTOR RELATIONS:
                                                 SHARON WHITING:  (301) 380-7215
                                                 HTTP://WWW.HMSCORP.COM
                                                 1-888-380-HOST


    HOST MARRIOTT SERVICES REPORTS SOLID GAIN IN THIRD QUARTER NET INCOME

                  COMPANY ALSO ANNOUNCES KEY CONTRACT RENEWALS

         BETHESDA, MD, OCTOBER 9, 1997 -- Host Marriott Services [NYSE:HMS] today reported net income for the third quarter of 1997 of $18.9 million, an increase of 26% compared to net income of $15.0 million for the third quarter of 1996. On a per share basis, the company reported net income of $0.52 per share for the third quarter of 1997, compared to $0.42 per share for the same quarter a year ago. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $50.4 million for the third quarter of
1997, an increase of 5% over EBITDA of $48.1 million reported for the third quarter of 1996. Revenues for the third quarter of 1997 increased by $5.6 million, or 2%, to $340.7 million compared to revenues of $335.1 million in the third quarter of 1996.
         Net income for the first three quarters of 1997 increased by 47% to $19.7 million, or $0.54 per share, compared with net income of $13.4 million, or $0.38 per share reported for the first three quarters of 1996. EBITDA for the first three quarters of 1997 grew to $96.0 million, an increase of $7.2 million over the $88.8 million of EBITDA posted in the comparable period in 1996. Revenues increased to $896.4 million for the first three quarters of 1997 from $884.9 million in 1996.
         William W. McCarten, President and Chief Executive Officer, noted, "We are pleased with our overall results thus far this year despite more moderate traffic growth, and lower revenues and profits from two significant noncomparable contracts. In addition, we have made significant progress in renewing several of our largest contracts in our core business as well as expanding in our growth venues."


                                - More -

                                                                    EXHIBIT 20
                                                                    PAGE 2 OF 4


ADD 1
HOST MARRIOTT SERVICES REPORTS SOLID GAIN IN THIRD QUARTER NET INCOME

         The company's operating profit increased by 6% during the third quarter of 1997 to $36.6 million from $34.4 million for the third quarter of 1996. Excluding the effects of two significant noncomparable contracts, operating profit increased by 15% during the third quarter of 1997. The operating profit margin increased to 10.7% for the third quarter of 1997 from 10.3% a year ago. Operating profit increased to $54.5 million for the first three quarters of 1997 from $49.7 million in 1996, an increase of 10%. The company's operating profit margin increased to 6.1% for the first three quarters of 1997 from 5.6% in 1996.
         Contributing to the company's growth in net income for the quarter was a reduction in the income tax provision. The company's income tax provision includes a $1.9 million benefit recorded during the third quarter of 1997 to recognize utilization of certain tax credits previously projected to expire unrealized.
         Airport concession revenues grew by $3.9 million, or 2%, in the third quarter of 1997. Excluding the effects of noncomparable contracts (new contracts, contracts with significant changes in scope of operation and contracts undergoing significant construction of new facilities), revenues at comparable domestic airport locations, which represent over 90% of the company's total domestic airport revenues, grew by 5% during the third quarter of 1997 reflecting an estimated 3% growth in passenger enplanements and a 2% increase in revenues per enplaning passenger.
         Travel plaza revenues increased by $0.6 million or 1% for the third quarter of 1997. This increase reflects minimal traffic growth and moderate price increases, which were partially offset by one less week of peak summer vacation travel on tollroads due to a calendar shift between fiscal years.
         Third quarter revenues in the shopping mall and entertainment business line were up 9% over a year ago principally due to the outstanding performance of the Ontario Mills Mall food court which opened in November of 1996.
         Operations at the company's second Mills project at the Grapevine Mills Mall in Grapevine, Texas, are scheduled to commence on October 30 of this year. During the third quarter, the company signed its first agreement with General Growth Properties, Inc. [NYSE:GGP] to master lease the food court at the Vista Ridge Mall in Lewisville, Texas, beginning in December of this year. This represents our second agreement at an existing mall undergoing renovation, a key component of our expansion strategy, and establishes a relationship with a third shopping mall developer.


                                   - More -

                                                                    EXHIBIT 20
                                                                    PAGE 3 OF 4


ADD 2
HOST MARRIOTT SERVICES REPORTS SOLID GAIN IN THIRD QUARTER NET INCOME

         During the third quarter, the company was awarded a ten-year lease renewal to operate the food and beverage and retail concessions at the Charlotte Douglas International Airport through 2010. In addition, the company has reached an agreement with the Chicago Department of Aviation to renew its largest airport food and beverage concessions contract which would continue its presence at the Chicago O'Hare International Airport for at least ten years. A vote for final approval from the City Council is expected within the next four weeks.
         The company recently submitted a proposal to enter into a long-term lease agreement for 70% of the food and beverage concessions at the Miami International Airport. This agreement would replace the current management agreement between the company and Dade County. The company's proposal is the only proposal currently being considered by the Miami Aviation Committee.
         Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 23,000 employees in five countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.
         CERTAIN MATTERS DISCUSSED WITHIN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE LITIGATION REFORM ACT OF 1995 AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HOST MARRIOTT SERVICES TO BE DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH HOST MARRIOTT SERVICES BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT ITS EXPECTATIONS WILL BE ATTAINED. THESE RISKS ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.



                              --Table Follows--

                                                                    EXHIBIT 20
                                                                    PAGE 4 OF 4


                    HOST MARRIOTT SERVICES CORPORATION
                 CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                             TWELVE            TWELVE           THIRTY-SIX        THIRTY-SIX
                                                          WEEKS ENDED        WEEKS ENDED        WEEKS ENDED       WEEKS ENDED
                                                         SEPTEMBER 12,       SEPTEMBER 6,      SEPTEMBER 12,      SEPTEMBER 6,
                                                              1997             1996 (A)            1997             1996 (A)
------------------------------------------------------ ------------------ ------------------ ----------------- ------------------

OPERATING SUMMARY
REVENUES                                                         $ 340.7            $ 335.1           $ 896.4            $ 884.9

OPERATING COSTS AND EXPENSES                                       304.1              300.7             841.9              835.2
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

OPERATING PROFIT                                                    36.6               34.4              54.5               49.7

    Interest expense                                                (9.2)              (9.2)            (27.6)             (27.7)
    Interest income                                                  0.7                0.7               2.5                1.1
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

INCOME BEFORE INCOME TAXES                                          28.1               25.9              29.4               23.1
Provision for income taxes (B)                                       9.2               10.9               9.7                9.7
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

NET INCOME                                                      $   18.9            $  15.0           $  19.7            $  13.4
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

INCOME PER COMMON SHARE                                         $   0.52           $   0.42          $   0.54           $   0.38

Weighted Average Common Shares Outstanding
    Primary                                                         36.6               35.2              36.4               35.0
    Fully-Diluted                                                   36.6               35.3              36.6               35.1

EBITDA                                                           $  50.4            $  48.1           $  96.0            $  88.8
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

REVENUES BY BUSINESS LINE
    Airports                                                     $ 230.0            $ 226.1           $ 634.7            $ 627.1
    Travel Plazas                                                   97.8               97.2             223.3              220.4
    Shopping Malls and Entertainment                                12.9               11.8              38.4               37.4
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

       Total revenues                                            $ 340.7            $ 335.1           $ 896.4            $ 884.9
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

OPERATING PROFIT BY BUSINESS LINE (C)
    Airports                                                     $  31.2            $  27.7           $  69.2            $  63.3
    Travel Plazas                                                   17.1               16.3              19.4               18.1
    Shopping Malls and Entertainment                                 0.9                1.6               3.0                3.5
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------
       Total operating profit                                   $   49.2           $   45.6          $   91.6            $  84.9
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

PERIOD END BALANCE SHEET DATA                               September 12,       September 6,
                                                                1997               1996
                                                        ------------------ ------------------
    Cash and cash equivalents                                   $   93.2           $   99.6
    Total assets                                                   584.3              579.8
    Long-term debt                                                 406.4              406.3
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------


(A)   Certain  minor  reclassifications  were made to the prior year  financial  statements  to conform to the 1997 presentation.
(B)   The company's  provision for income taxes includes a $1.9 million  benefit recorded in the third  quarter to recognize  certain tax credits that were previously considered unrealizable.
(C)   Before general and administrative expenses.